SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 19th September 2003

InterContinental Hotels Group PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

19 September 2003

InterContinental Hotels Group PLC-
Agreement with Hospitality Properties Trust to Convert
14 Summerfield Suites to Staybridge Suites Hotels

InterContinental Hotels Group (IHG), owner of the Staybridge Suites brand, today announces an agreement with Hospitality Properties Trust (HPT) to manage 15 of HPT properties, 14 of which will be converted from Summerfield Suites by Wyndham to Staybridge Suites hotels. IHG has entered into a management agreement on these hotels with HPT for a period of 20 years with options to extend. The transaction immediately boosts the distribution of the Staybridge Suites brand by 25%, increasing the number of open properties from 57 to 71 and extending the brand into more key locations throughout Americas including Northern and Southern California, Central and Northern New Jersey and Florida.

This transaction, which follows the announcement in July 2003 of HPT’s purchase of 16 Staybridge Suites from IHG, means that HPT will own 30 Staybridge Suites properties. As part of this agreement, HPT has agreed to invest up to $20m towards the refurbishment of the hotels.

Commenting on the transaction Richard North, Chief Executive, InterContinental Hotels Group said:

"Extending the network of our high-quality, strongly differentiated brands is a top priority for InterContinental Hotels Group. HPT’s commitment to and investment in Staybridge Suites hotels along with the significant success and growth of the brand demonstrates our ability to do just that.”

– ends–

For further information, please contact:

Karen Whitworth, Investor Relations	020 7409 8231
Dee Cayhill, Corporate Affairs	020 7409 8101

Note to Editors

Staybridge Suites is IHG’s organically developed upscale extended stay brand offering self-catering services and amenities designed specifically for those on extended travel. Following the transaction with HPT there are 71 Staybridge Suites hotels, all of which are located in the Americas, representing approximately 1% of IHG’s total rooms. These properties are now split 4 owned and leased, 32 managed and 35 franchised.

The transaction involves IHG entering into an agreement with HPT to convert 14 Summerfield suites into Staybridge Suites hotels.

The transaction has features typical of HPT transactions: an owners priority return of $16million per year through 2005 and $20m per year thereafter, plus percentage participations in operating revenues in excess of negotiated amounts; retention of a security deposit equal to $20 million ($10million at closing and a further $10million over the first two years); 5% of gross revenues at the hotels will be escrowed for capital expenditures; and payment of the owners priority return to HPT is guaranteed by IHG until the financial results from IHG’s operations of these hotels reaches negotiated levels. IHG’s management contract for these hotels has an initial term expiring in 2023 and IHG has two renewal options for 12.5 years thereafter. HPT has committed to investing $20m towards the refurbishment and modernisation of the hotels.

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)], owns, manages, leases or franchises, through various subsidiaries, more than 3,300 hotels and 515,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn, Express by Holiday Inn and Staybridge Suites, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet – www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Express by Holiday Inn hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels and, for the Group’s rewards programme, www.priorityclub.com

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com.

Hospitality Properties Trust is a real estate investment trust headquartered in Newton, Massachusetts, USA, which owns 274 hotels located throughout the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C.Springett
Name:	C. SPRINGETT
Title:	HEAD OF SECRETARIAT

Date:	19 September 2003